UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached is a translation of a presentation filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) on November 4, 2009 by TIS in regard to meeting of debenture holders.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

>> NASDAQ: TISA  >> TASE: טופאי
Top Image Systems
Nasdaq: TISA
TASE: טופאי
November 4, 2009
Dr. Ido Schechter, CEO

>> NASDAQ: TISA  >> TASE: טופאי
Company Overview Products & Tech Financials History & Strategy

Company Overview  Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
TIS Overview
NASDAQ TISA since 1996
Established 1991
TASE טופאי since 2006
$5.9M Market capitalization as of Sep 10, 2009
($0.64 per share)
130 employees
Key locations:
UK Germany Singapore
Israel (R&D Headquarters )

Company Overview  Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Shares Outstanding 9,326,000
Fully Diluted Shares 13,300,000
ESOP ~13%  Conv. Debentures ~17%
decentralized ownership of company’s shares,
no one controlling shareholder
Directors, managers and key employees hold ~30% (fully diluted)
Financials Highlights as of June 30, 2009

>> NASDAQ: TISA  >> TASE: טופאי
Company Overview Products & Tech Financials History & Strategy

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Content Delivery Solutions
Information Capture &
To enable the automation of business processes
by transforming paper documents, forms and e-documents
into retrievable information
and delivering it into business applications and databases,
with a typical ROI of 12 months or less
The Goal

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Content Delivery Solutions
Information Capture &
Process all types of documents
Address paper/electronic mixed environments
Adapt to all workflow requirements
Integrate with other software and processes
Scale to increasing volumes
Process multiple languages
The Challenge

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Overall End User Market ($US millions)(1)
The Market
(1) Source: Harvey Spencer report: Overview and Trends in the Capture Software Market 2006-2010.

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
➢  Scalable architecture
➢  Ease of implementation
➢  Superior integration
➢  Superior recognition / understanding
➢  Ability to address global needs
The eFLOW Platform:
Unified Architecture

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Solution based on the eFLOW Platform
▪ eFLOW Mailroom Incoming Mail (classification, extraction of business object)
▪ eFLOW Invoice Reader Automated Invoice processing
▪ eFLOW PO Reader Automated Purchase Order processing
▪ eFLOW Ability  SAP workflow for Invoice processing

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Recent announcement
▪ TIS anticipates generating over $4 million from postal
 services related projects through 2009-2010, signs
 contract with PostLogistics of the SwissPost
▪ WAZ Media Group Automates and Centralizes Accounts
 Payable Function with TIS’s eFLOW
▪ Largest bank in Brazil invests more than $1 million in
 TIS’s solution, processing 60 million accounts
 statements
▪ Spain’s Leading Consumer Credit Account chooses
 eFLOW to automate their supplier invoice process
▪ 2009 Vietnam population census project, reviewing
 more than 85 million citizens

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Selected Customers by Vertical Channel
בנקים וארגונים
פיננסים
ממשלתי וביטוח
אנרגיה ותשתיות
בריאות
שירותי מידע
ייצור
קמעונאות
תחבורה
ולוגיסטיקה

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Partners
BPO Providers
System Integrators
Technology Partners
Elision

>> NASDAQ: TISA  >> TASE: טופאי
Company Overview Products & Tech  Financials History & Strategy

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
EU  71%
Am. 6%
Far East 23%
H1 2009 Revenues by Territory

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Reorganization to
Ensure Profitability
▪ Reorganized business in 2008/9 to ensure
 profitability
▪ Company forecasts 2009E EBITDA margin of 5%
Track Record of
International
Activity
Gross Margins
▪ Active in Europe and Asia Pacific
▪ Large customers base
▪ 2009 focused on core activity
▪ 58% gross margins in H1-2009
▪ Projected gross margins in 2009E of 60%
▪ $4.5 million cash
▪ $11.7 million convertible debt outstanding (3.8
 shekel/dollar conversion rate))
Balance Sheet
Financial Highlights

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
FY2007
Revenues $23.1M
(17% increase vs. 2006)
Operating loss ($7,260K)
Financial highlights as of June 30, 2009
H1 2009
Revenues $11.8M
Operating income K624$
FY2008
Revenues $23.1M
(39% increase vs. 2007)
Operating income $137K

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Balance
sheet

Company Overview Products & Tech Financials History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי

>> NASDAQ: TISA  >> TASE: טופאי
Company Overview Products & Tech  Financials  History & Strategy

Company Overview Products & Tech Financials  History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Business highlights and history
▪ In 2006, the company issued debentures in order to acquire companies and move to the “next stage”
▪ In 2007, the company completed acquisitions of SI and
 distributors of third party products in the UK and Asia Pacific, in order to expand market reach. Invested $7.1M
▪ Invested additional $3.5M in integrating the acquired companies
▪ With the beginning of the global economic crisis, prepared a three
 -year strategic plan
▪ In 2008, stabilizing the business, moving to profitability and reinforcing the focus on core activity
▪ Keeping only profitable activities
▪ At the beginning of 2009, the Chairman of the Board and the CEO acquired 17% of the company’s shares

Company Overview Products & Tech Financials  History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Business highlights and history (Cont.)
In 2009, focus on core activity:
 Finalizing 2009 as a turn point in company’s
 lifecycle
1
2
3

Company Overview Products & Tech Financials  History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
What have we done in 2009?
▪ Eliminating/reducing loosing branches
▪ Major decrease in expenses
▪ Management level restructuring
▪ Each branch is committed to profitability
▪ Each branch is committed to an independent cash
 flow
▪ Reducing salaries across the board

Company Overview Products & Tech Financials  History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
What next?
▪ Continue reorganization efforts and activity focus
▪ Continue organic growth while focusing on the European
 market
▪ Reducing costs while closely monitoring activity in all
 regions
▪ Each branch is committed to 25% profitability and an
 independent cash flow
▪ Expecting the recovery of the global economic crisis

Company Overview Products & Tech Financials  History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
What next?
▪ New business directions while focusing on the vertical
 markets:
 o Banks and financial organizations
 o Governments and governmental organizations
 o Logistics and postal
 o Shared service centers and BPO
 o SaaS

Company Overview Products & Tech Financials  History & Strategy
>> NASDAQ: TISA  >> TASE: טופאי
Summary:
▪ We ask to examine, in cooperation with the debenture holders, the possibility to adjust the debt structure to better fit the company’s paying ability
▪ In this current meeting, we would like to ask to appoint Holder
 Representative Body
▪ The company required a certain amount of cash in order to
 maintain it on going activity
▪ We would like to ask the Holder Representative Body to
 examine the consequences of the current clearing schedule on the company’s ongoing activity and working capital needs
▪ The Holder Representative Body will learn the structure of the company and its business. Based on this knowledge, it will be able to consider different alternatives

>> NASDAQ: TISA  >> TASE: טופאי
Thank you.